                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 4)

                      ACM Government Opportunity Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   000918 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Michael A. Conway
                               Aon Advisors, Inc.
                            200 East Randolph Drive
                            Chicago, Illinois 60601
                                 (312) 381-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 18, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                         (Continued on following pages)

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON CORPORATION
         36-3051915
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,155,636
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,155,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,636
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         HC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         AON ADVISORS, INC.
         54-1392321
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Virginia
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,155,636
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,155,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,636
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IA, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMBINED INSURANCE COMPANY OF AMERICA
         36-2136262
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              4,155,636
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         4,155,636
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,155,636
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         32.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102               SCHEDULE 13D
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMBINED SPECIALTY INSURANCE COMPANY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See
         Instructions)
         (a) /  /
         (b) /  /
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS  (See Instructions)

         Not Applicable
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
         /  /
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois
--------------------------------------------------------------------------------
        NUMBER OF          7   SOLE VOTING POWER                0
          SHARES           -----------------------------------------------------
       BENEFICIALLY        8   SHARED VOTING POWER              0
         OWNED BY          -----------------------------------------------------
           EACH            9   SOLE DISPOSITIVE POWER           0
        REPORTING          -----------------------------------------------------
       PERSON WITH         10  SHARED DISPOSITIVE POWER         0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  (See Instructions)
         /  /
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON  (See Instructions)

         IC, CO
--------------------------------------------------------------------------------

CUSIP NO. 000918 102

         This Amendment No. 4 (this "Amendment") amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on December 10, 1999 (the "Schedule 13D") by Aon Corporation, a Delaware corporation ("Aon"), Aon Advisors, Inc., a Virginia corporation ("Advisors"), Combined Insurance Company of America, an Illinois corporation ("CICA"), and Combined Specialty Insurance Company, an Illinois corporation, formerly known as Virginia Surety Company ("CSIC", and together with Aon, Advisors and CICA, the "Filing Persons") as previously amended. The Schedule 13D as previously amended and this Amendment relate to the Common Stock (the "Common Stock") of ACM Government Opportunity Fund, Inc. (the "Issuer"). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D.

         Items 2, 4, 5, 6 and 7 of the Schedule 13D as previously amended are hereby amended and restated in their entirety as follows:

ITEM 2.  IDENTIFY AND BACKGROUND

         This Schedule is being filed on behalf of Aon Corporation, a Delaware corporation ("Aon"), Aon Advisors, Inc., a Virginia corporation ("Aon Advisors"), Combined Insurance Company of America, an Illinois corporation ("CICA"), and Combined Specialty Insurance Company, Inc., an Illinois corporation formerly known as Virginia Surety Company ("CSIC"). Aon Advisors, CICA and CSIC are wholly owned subsidiaries of Aon. Aon, Aon Advisors, CICA and CSIC are sometimes referred to herein as the "Filing Persons."

         Aon is a publicly held insurance holding company which, through subsidiaries, is a major provider of insurance, insurance brokerage, insurance underwriting, consulting and related services. Aon Advisors is a company incorporated under the laws of the State of Virginia which serves as an investment advisor to Aon, CICA, CSIC and their affiliates. CICA is a stock life insurance company incorporated under the laws of the State of Illinois and domiciled therein. CICA, together with its insurance subsidiaries, is a leading worldwide provider of supplemental accident and health insurance and life insurance products for individuals and also provides institutional investment and annuity products. CSIC is a stock life insurance company incorporated under the laws of the State of Illinois. CSIC, together with its insurance subsidiaries, is a leading worldwide provider of consumer extended warranty insurance and offers specialty insurance products.

         The Filing Persons share the same principal office and business address, 200 East Randolph Street, Chicago, Illinois 60601.

         Aon is a parent holding company in accordance with section 240.13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Aon Advisors is an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended. CICA and CSIC are insurance companies as defined in section 3(a)(19) of the Exchange Act.

         During the past five years, none of the Filing Persons, and none of any of their executive officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The names, addresses, offices and citizenship of the directors and officers of each of the Filing Persons (except for CSIC, which will cease to be a Filing Person upon the filing of this Amendment) are set forth on Annex I hereto.

ITEM 4.  PURPOSE OF TRANSACTION

         Subject to market conditions and limitations imposed by the securities laws, the Filing Persons have determined to implement a program to reduce their holdings of shares of Common Stock in open-market or other transactions over the longer term.

         Except as set forth above, none of the Filing Persons has any current plans or proposals which relate to or would result in any matter described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act. The Filing Persons may, in the future, for any reason and in their sole discretion, change such intentions and/or formulate additional plans and proposals relating to one or more matters described in such paragraphs.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         See rows 7 through 11 and row 13 on pages 2 through 5.

         The Issuer's Quarterly Report dated June 27, 2003 states that, as of April 30, 2003, there were 12,774,253 shares of Common Stock outstanding. The percentage ownership of Aon, Aon Advisors, CICA and CSIC was derived using this number of shares of Common Stock outstanding.

         Pursuant to an Investment Advisory Agreement between Aon Advisors and CICA, Aon Advisors is invested in, on behalf of and as investment adviser to CICA, 4,155,636 shares of Common Stock. Pursuant to an Investment Advisory Agreement between Aon Advisors and CSIC, Aon Advisors has in the past invested in, on behalf of and as investment advisor to CSIC, certain additional shares of Common Stock. CSIC, however, no longer owns any shares of Common Stock, and thus, by the filing of this Amendment, will cease to be a Filing Person. Because Aon is the parent holding company to CICA, Aon indirectly beneficially owns all shares of Common Stock held by CICA.

         By reason of the purchases of Common Stock made on behalf of CICA, as of the date of this Amendment, Aon, Aon Advisors and CICA share the power to vote or direct the vote and the power to dispose or direct the disposition of 4,155,636 shares of Common Stock, or 32.5% of the total outstanding shares of Common Stock as of April 30, 2003.

         During the sixty day period preceding the date of this Amendment, none of the Filing Persons effected any transactions in any shares of Common Stock other than the following sales by Aon Advisors on behalf of CICA:

       Date              Number of Shares             Price Per Share ($)
       ----              ----------------             -------------------
     07/18/03               19,800.00                       8.6932

     07/17/03               13,600.00                       8.6762

     07/16/03               25,700.00                       8.7474

     07/15/03               12,600.00                       8.8690

     07/14/03                6,600.00                       8.9758

     07/11/03               10,900.00                       8.9984

     07/10/03               10,500.00                       8.9938

     07/09/03                2,000.00                       9.0925

     07/08/03               17,200.00                       9.1022

     07/07/03                6,100.00                       9.2787
                           ----------

                           125,000.00
                           ==========

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Aon Advisors and CICA are parties to an Investment Advisory Agreement dated May 1, 1992 pursuant to which Aon Advisors serves as investment adviser to CICA. A copy of this agreement is filed as Exhibit A to this Schedule.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

A. Investment Advisory Agreement dated May 1, 1992 between Aon Advisors and CICA (incorporated by reference to the Schedule 13D filed by the Filing Persons on December 10, 1999)

B.       [Intentionally Omitted]

C. Joint Filing Agreement dated December 10, 1999 among each of the Filing Persons (incorporated by reference to the Schedule 13D filed by the Filing Persons on December 10, 1999)

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AON CORPORATION
Date:  July 22, 2003

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President and Senior Investment Officer

AON ADVISORS, INC.
Date: July 22, 2003

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
President

COMBINED INSURANCE COMPANY OF AMERICA
Date:  July 22, 2003

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President

COMBINED SPECIALTY INSURANCE COMPANY
Date:  July 22, 2003

/s/ Michael A. Conway
------------------------
By:  Michael A. Conway
Senior Vice President

                                                                         ANNEX I


                             OFFICERS AND DIRECTORS

         Set forth below is a list of each of the directors and officers of each of the Filing Persons (except for CSIC, which will cease to be a Filing Person upon the filing of the Amendment). Unless otherwise indicated, each person identified on this Annex I shares the business address of the Filing Persons and is a citizen of the United States.


Name                              Title                                                             Citizenship
----                              -----                                                             -----------
Aon Corporation:

Patrick G. Ryan                   Chairman and Chief Executive Officer and Director
Michael D. O'Halleran             President and Chief Operating Officer and Director
David P. Bolger                   Executive Vice President and Chief Financial Officer
June E. Drewry                    Executive Vice President and Chief Information Officer
Raymond I. Skilling               Executive Vice President and Chief Counsel
Michael A. Conway                 Senior Vice President and Senior Investment Officer
Jeremy G.O. Farmer                Senior Vice President and Head of Human Resources
Joseph J. Prochaska, Jr.          Senior Vice President and Controller
Carl J. Bleecher                  Vice President - Internal Audit
Kevann M. Cooke                   Vice President and Corporate Secretary
Vaughn Hooks                      Vice President - Taxes
Sean P. O'Neill                   Vice President - Financial Relations
John A. Reschke                   Vice President - Compensation and Benefits
Diane M. Aigotti                  Treasurer
Richard L. Vodziak                Assistant Vice President - Taxes
Richard E. Barry                  Assistant Secretary
Edgar D. Jannotta                 Director
P.J. Kalff                        Director
Lester B. Knight                  Director
J. Michael Losh                   Director
R. Eden Martin                    Director
Andrew J. McKenna                 Director
Robert S. Morrison                Director
Richard C. Notebaert              Director
John W. Rogers, Jr.               Director
George A. Schafer                 Director
Carolyn Y. Woo                    Director

Aon Advisors:

Michael A. Conway                 President and Director
Daniel T. Busiel                  Senior Vice President/Fixed Income and Director
David C. Greenberg                Senior Vice President and Director
Brian H. Lawrence                 Treasurer
Leonor de la Torre                Secretary

CICA:

Richard M. Ravin                  Chairman, President and Chief Executive Officer and Director
David P. Bolger                   Executive Vice President and Chief Financial Officer
Steven E. Lippai                  Executive Vice President and Director
Raymond I. Skilling               Executive Vice President, Chief Counsel and Director
Ronald G. Agypt                   Senior Vice President and Managing Director - 7th Essential USA
Michael A. Conway                 Senior Vice President, Senior Investment Officer and Director
Alastair M. Cumming               Senior Vice President - National Sales Manager - Life and Health USA, and Director
Clive G. Robinson                 Managing Director, Senior Vice President Europe and Pacific, and Director
Diane M. Aigotti                  Treasurer
John J. Hogan                     Vice President and Controller
Ronald D. Markovits               Vice President - Government Relations and Law, and Corporate Secretary
Patrick G. Ryan                   Director
David L. Cole                     Director
Harvey N. Medvin                  Director